GENERAL MARITIME CORPORATION

299 Park Avenue, 2nd Floor

New York, New York 10171

June 29, 2010

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Amanda Ravitz, Branch Chief - Legal

Re:	General Maritime Corporation (the “Registrant”)
Registration Statement on Form S-4 (File No. 333-166280)

Ladies and Gentlemen:

General Maritime Corporation respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-166280) be accelerated so that it will become effective on Tuesday, June 29, 2010 at 5:00 pm (Eastern standard time), or as soon thereafter as is practicable.

The undersigned, on behalf of the Registrant, hereby acknowledges that:

•
should the Securities & Exchange Commission (the “Commission”) or the Staff thereof (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

U.S. Securities and Exchange Commission
June 29, 2010

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Terrence Shen of Kramer Levin Naftalis & Frankel LLP, corporate counsel to the Registrant, at (212) 715-7819 upon the Registration Statement becoming effective.

Sincerely,

/s/ Jeffrey D. Pribor

Jeffrey D. Pribor
Executive Vice President, Chief Financial Officer